UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2018	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 9, 2018, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 22nd meeting of its 8th Board of Directors (the “Board”), at which following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s consolidated financial statements of Q2 2018;

(2)	Capital reduction in connection with the cancellation of redeemed issued restricted employee shares;

(3)	Determination of the ex-dividend record date for common shares;

(4)	Determination of the capital reduction record date for common shares and the operations plan for replacement of share certificates for the cash reduction; and

(5)	Approval of release from the prohibition on managerial officer to engage in competitive conduct pursuant to Article 32 of Taiwan’s Company Act.

On matter (2), the Board resolved that due to the resignation of employees who were previously granted restricted shares, a total of 138,000 common shares have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”, and therefore, the Company shall cancel these 138,000 common shares, representing 0.02% of the share capital, through a capital reduction in the amount of NT$1,380,000. The capital reduction record date is August 15, 2018. The share capital of the Company after the capital reduction will be NT$8,858,430,660.

On matter (3), the Annual General Meeting resolved that NT$0.30 per share will be distributed from earnings of prior year to the shareholders in cash. The Board resolved that the ex-dividend record date for common shares will be October 25, 2018. Accordingly, pursuant to Article 165 of Taiwan’s Company Act, the book closure period will be from October 21 to October 25, 2018. The last transfer date before the book closure period will be October 20, 2018. Because the last day for registration of share transfer, October 20, 2018, falls on a weekend, any person holding ChipMOS’ common shares who has not transferred the title of shares should complete the required procedures with the Company’s stock agency: KGI Securities Co., Ltd. (5F, No. 2, Sec. 1, Chongqing S. Rd., Taipei, Taiwan; Tel: +886-2-23892999) by 5:00 p.m., October 19, 2018, Friday in person, or by post as per date of postmark by October 20, 2018. The date of cash distribution of dividends will be October 31, 2018. As those stocks deposit in the depository accounts in Taiwan Depository and Clearing Corporation (“TDCC”), the Company will carry out the process of book closure with data provided by TDCC without further notice.

On matter (4), the 2018 capital reduction and return of cash (the “Capital Reduction Plan”) was adopted at Company’s Annual General Meeting of June 26, 2018, and approved by Financial Supervisory Commission on July 16, 2018. The Board resolved that the record date for the replacement of common shares in connection with the Capital Reduction Plan will be October 25, 2018. The date of cash return of Capital Reduction Plan will be October 31, 2018. The canceled common shares are 132,944,559 shares in total with the total amount of NT$1,329,445,590. The Capital Reduction is for the purposes of adjusting the capital structure and increasing shareholders’ return on equity. Additionally, more information on the Capital Reduction Plan is available on Market Observation Post System at http://emops.twse.com.tw.

On matter (5), the Board resolved to appoint Mr. Kuo-Liang Huang, Vice President of the Company, as the Company’s representative to serve as the director of JMC ELECTRONICS CO., LTD. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the board of directors of that company.

With respect to the Company’s American Depositary Shares (“ADSs”), the ex-dividend date and record date of cash distribution will be determined by the Depositary, Citibank NA, and the amount to be distributed in the United States Dollars will be determined by the Citibank NA once it receives the distribution from the Company on October 31, 2018, and converts the amount from New Taiwan Dollars into United States Dollars. The effective date of Capital Reduction Plan with respect to the ADSs will also be determined by the Depositary, Citibank NA, and the amount to be distributed in the United States Dollars will be determined by the Citibank NA once it receives the distribution from the Company on October 31, 2018, and converts the amount from New Taiwan Dollars into United States Dollars.

Further announcements on the Depositary’s determination of the above information in connection with the ADSs will be made once available.